

Maxis Communications Berhad (158400-V)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

19 September 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780



Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 August 2005 to 15 September 2005, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 August 2005 to 15 September 2005.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaluddin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

dlw 9/30

Singap-1/51421/01



Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("BMSB")			
1. Listing Circular - Maxis Employee Share Option Scheme	22 August 2005 29 August 2005 06 September 2005 13 September 2005	BMSB Listing Requirements	A
2. General Announcement	24 August 2005	BMSB Listing Requirements	B
3. Financial Results	24 August 2005	BMSB Listing Requirements	C
4. Changes in Substantial Shareholder Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	24 August 2005 29 August 2005 05 September 2005 08 September 2005 13 September 2005	BMSB Listing Requirements	D
5. Notice of Book Closure	24 August 2005 26 August 2005	BMSB Listing Requirements	E

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32741 OF 2005

Exemption File No.
082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **22/08/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 770,000 new ordinary shares of RM0.10 each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 24 August 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32873 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **29/08/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 729,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 1 September 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33024 OF 2005
Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 06/09/2005

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 376,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 8 September 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33126 OF 2005

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 13/09/2005

Subject : MAXIS-Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 769,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 15 September 2005.

APPENDIX B

General Announcement
Reference No **MC-050824-63475**

Exemption File No. 082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	24/08/2005

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **Second Quarter Results for the Financial Period ending 30 June 2005**

Contents :

Please find below Maxis' Press Release on its Second Quarter Results for the financial period ending 30 June 2005

Maxis Revenue Rises 14% to RM3.1 billion

PBT up 11%, Net profit rises 6%
Declares 2nd Gross Interim Dividend of 10.42 sen

Kuala Lumpur, 24 August 2005 – Maxis Communications Berhad and its subsidiaries ("Maxis") registered a 14% increase in revenue to RM3,108 million for the six months ended 30 June 2005 compared to RM2,729 million in the same period last year.

The growth was achieved on the back of a 1.514 million or 30% increase in its Malaysian operations' subscribers to 6.636 million, which was predominantly prepaid.

Maxis' mobile data revenue was up 35% to RM477 million from RM354 million previously, accounting for a growing contribution of 16.1% of total mobile revenue compared to 13.6% a year ago as innovative services such as Caller Ringtones and Music Portal, and a 109% surge in SMS volume continued to boost data proceeds.

More significantly, advanced data services (ie. services beyond SMS) increased 74% from RM50 million to RM88 million, and this bodes well to assuring Maxis' efforts in its new growth segment, 3G.

In addition, the Group's earnings before interest, taxation, depreciation and amortization ("EBITDA") was up 10% to RM1,744 million, driven by higher revenue coupled with cost efficiencies and scale despite the additional costs incurred in the acquisition of Indonesian subsidiary, PT Natrindo Telepon Seluler ("NTS").

EBITDA margin remained strong at 56.1%, and continued to be one of highest among major operators in the region.

Profit before tax ("PBT") was up 11% to RM1,260 million from RM1,132 million in the preceding period. Net profit rose 6% or RM49 million to RM837 million.

Postpaid average revenue per user ("ARPU") declined 8% or RM13 to RM147 on lower recurring fees as more subscribers qualify for rebates and loyalty programmes even as minutes of use ("MOUs") increased slightly by 4%. Prepaid ARPU decreased RM5 to RM56 due to tariff changes and lower MOUs due to the rapid subscriber growth.

Second Quarter 2005 vs Second Quarter 2004

The Group's revenue was up 11% to RM1,523 million for the second quarter ended 30 June 2005 compared to RM1,378 million in the same period last year.

The revenue boost was achieved on the back of a 1.514 million or 30% increase in the subscriber base to 6.636 million, which was predominantly prepaid, and a 32% growth in mobile data revenue to RM238

million from RM180 million previously, which accounted for 16.3% of total mobile revenue compared to 13.7% in the preceding year.

The Group's EBITDA of RM842 million was 1% or RM5 million higher compared to the same period last year. EBITDA margin remained strong at 55.3%.

PBT eased 5% or RM32 million to RM599 million due to the RM29 million depreciation charges as Maxis expedites its network roll-out and enhance network quality, and the RM19 million reversal of Maxis-TimeCel integration costs in the preceding year's quarter. However, both are partially offset by the lower finance costs of RM20 million.

Net profit declined by 14% from RM462 million to RM398 million mainly due to lower PBT and higher taxation charges of RM34 million.

Postpaid ARPU declined 14% or RM22 to RM138. Prepaid ARPU dropped 10% or RM6 to RM54 due to acquisition of lower end users.

Second Quarter 2005 vs First Quarter 2005

In line with expectations, growth during the quarter suffered from the effects of a highly competitive market and intense price competition. Maxis responded by placing strong emphasis on enhancing its value proposition to retain and attract quality subscribers by undertaking a focused and targeted marketing strategy. During the period, Maxis added 70,000 subscribers to 6.636 million.

The competitive pressures led to a revenue decrease of 4% or RM62 million to RM1,523 million. This reduction was partly due to the repositioning of some postpaid customers to alternative packages, tariff reduction and the one-time RM12 million impact of access fee refunds for subscribers migrating to alternative plans. With these initiatives in place, postpaid usage and net additions improved, and are expected to compensate for the tariff reductions in due time.

For prepaid, the quarter under review saw lower net additions and lower revenue due to retariffing. Postpaid and prepaid ARPU decrease by RM17 and RM3 to end the quarter at RM138 and RM54 respectively.

Data revenue of RM238 million, which accounted for 16.3% of mobile revenue (higher than 15.8% recorded last quarter), continued on an upward trend. Billable SMS messages continued to show strong growth of 23% to 2.4 billion from 1.9 billion. Revenue from advanced mobile data services increased by 1[illegible]%, with active GPRS users increasing 29% to 726,000.

In line with the repositioning activities, EBITDA eased to RM842 million compared to RM902 million for the first quarter. EBITDA margin remained strong at 55.3%, as total operational costs remained steady.

PBT and net profit decreased 9% to RM599 million and RM398 respectively due to lower operating profit.

PT Natrindo Telepon Seluler ("NTS")

The quarter ended 30 June 2005 saw the consolidation of NTS' financial results for the first time following its acquisition effective 29 April 2005. NTS recorded revenue of RM3 million, EBITDA loss of RM2 million and net loss of RM5 million. The performance did not have any significant impact on Maxis' results. The goodwill on consolidation totalled RM83 million and the amortisation charged to the income statement for the period was RM1 million.

Commentary

Maxis Chairman, Tan Sri Dato' Megat Zaharuddin said: "Quarter two was a challenging quarter due to the intense price competition started earlier but Maxis demonstrated its agility and managed to grow its subscriber base at a modest pace to reach 6.6 million. I am happy with the year to date performance and

our EBITDA margin remains strong at 56.1%, still one of the highest among major mobile operators in the region.

"I am confident that the measures we have put in place on the back of sound underlying fundamentals including brand, network quality, customer service and distribution, coupled with maintaining discipline on capital spending, will lead for a very satisfactory result for the year.

"Moving ahead, our strategy is to balance short-term competitiveness with timely initiatives that assure long-term growth with focus on mobile data and 3G, as well as Indonesia. We have already started a major organization transformation programme to enhance agility and leverage synergies quickly to deliver ambitious targets as a regional player".

Speaking at the press conference, Chief Executive Officer, Dato' Jamaludin Ibrahim elaborated: "We remain conscious of the need to redefine the market, and to continue to lead the industry. To further strengthen our leadership position, we have, in quarter two, embarked on a series of mid to long-term initiatives.

"We expect our strategy of retariffing to enhance our competitiveness and pay off in the near future. At the same time, our long-term initiatives such as 3G and NTS are already well underway to ensure a continual growth in the future. We expect these two initiatives to have positive material impact within 3 years time".

Backed by sound initiatives ensuring growth, the company remain committed to a strong progressive dividend policy, consistent with shareholders' expectations. Accordingly, this year's dividend payout will be around 60-65% compared to last year's 55%.

Jamaludin added, "Reflecting our confidence in our future growth and positive cash flow, I am pleased to announce that the Maxis' Board of Directors has declared a second gross interim dividend of 10.42 sen per share less tax (7.5 sen net per share) for the financial year ended 31 December 2005 which will be paid on 30 September 2005".

The entitlement date for the dividend payment is 16 September 2005.



APPENDIX C

Financial Results
Reference No **MC-050824-52736**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	24/08/2005
Quarterly report for the financial period ended	:	**30/06/2005**
Quarter	:	**2**
Financial Year End	:	**31/12/2005**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

Maxis 2Q 05.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
30/06/2005

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2005	30/06/2004	30/06/2005	30/06/2004
		RM'000	RM'000	RM'000	RM'000
1	Revenue	1,523,000	1,378,000	3,108,000	2,729,000
2	Profit/(loss) before tax	599,000	631,000	1,260,000	1,132,000
3	Profit/(loss) after tax and minority interest	398,000	462,000	837,000	788,000
4	Net profit/(loss) for the period	398,000	462,000	837,000	788,000
5	Basic earnings/ (loss) per shares (sen)	16.10	18.80	33.80	32.00
6	Dividend per share (sen)	10.42	6.94	20.84	13.88

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	1.7900	1.7000

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Remarks :

The Board of Directors have declared a second gross interim dividend of 10.42 sen per ordinary share less Malaysian income tax at 28% (2004: 6.94 sen) in respect of the financial year ending 31 December 2005 and will be paid on 30 September 2005. The entitlement date for the dividend payment is 16 September 2005.
A Depositor shall qualify for entitlement to the dividend only in respect of:
(i) shares transferred to the Depositor's securities account before 4.00pm on 16 September 2005 in respect of transfers; and
(ii) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2005

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce the following unaudited consolidated results for the second quarter and half year ended 30 June 2005 which should be read in conjunction with the audited financial statements for the financial year ended 31 December 2004.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 30/6/2005	QUARTER ENDED 30/6/2004	+ -	**PERIOD ENDED 30/6/2005**	PERIOD ENDED 30/6/2004	+ -
		RM' m	RM' m	%	**RM' m**	RM' m	%
Revenue	8	**1,523**	1,378	+11	**3,108**	2,729	+14
Interconnect expenses, Universal Service Provision contributions and direct cost of sales		**(423)**	(269)		**(859)**	(642)	
Gross profit		**1,100**	1,109	-1	**2,249**	2,087	+8
Other operating income		**-**	1		**1**	2	
Administrative expenses		**(303)**	(255)		**(582)**	(509)	
Network operation costs		**(215)**	(235)		**(423)**	(446)	
Other operating expenses		**2**	(3)		**1**	(5)	
Profit from operations	8	**584**	617	-5	**1,246**	1,129	+10
Finance income/(cost) (net)		**15**	(5)		**14**	(16)	
Integration cost		**-**	19		**-**	19	
Profit before taxation		**599**	631	-5	**1,260**	1,132	+11
Taxation	18	**(203)**	(169)		**(425)**	(344)	
Profit after taxation		**396**	462	-14	**835**	788	+6
Minority interest		**2**	-		**2**	-	
Net profit		**398**	462	-14	**837**	788	+6
Earnings per share :		**Sen**	Sen		**Sen**	Sen	
- Basic	26	**16.1**	18.8		**33.8**	32.0	
- Diluted	26	**15.9**	18.6		**33.4**	31.7	



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2005

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 30/6/2005 (Unaudited) RM' m	AS AT 31/12/2004 (Audited) RM' m
NON-CURRENT ASSETS			
Property, plant and equipment	9 (a)	4,220	4,250
Intangible assets		1,352	1,158
Investment		4	4
Deferred tax asset		235	327
		5,811	5,739
CURRENT ASSETS			
Inventories		65	114
Trade and other receivables		593	560
Tax recoverable		37	21
Deposits with licensed banks		2,672	2,172
Cash and bank balances		404	66
		3,771	2,933
CURRENT LIABILITIES			
Provisions for liabilities and charges		49	89
Trade and other payables		1,926	2,289
Borrowings (secured and interest bearing)	22	228	190
Dividends payable		425	-
		2,628	2,568
NET CURRENT ASSETS		1,143	365
NON-CURRENT LIABILITIES			
Creditors		109	75
Borrowings (secured and interest bearing)	22	684	418
Deferred tax liability		357	240
		1,150	733
NET ASSETS		5,804	5,371



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2005

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

	AS AT 30/6/2005 (Unaudited)	AS AT 31/12/2004 (Audited)
	RM' m	RM' m
CAPITAL AND RESERVES		
Share capital	**248**	248
Non-distributable reserves	**3,397**	3,377
Proposed dividend reserve	**-**	521
Retained earnings	**1,876**	1,225
	5,521	5,371
MINORITY INTEREST	**283**	-
	5,804	5,371
NET TANGIBLE ASSETS PER SHARE (RM)	1.79	1.70



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2005

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued and fully paid		Non-distributable			Distributable		
Period ended 30/6/2005	Number of shares	Nominal value	Share premium	Capital redemption reserve	Exchange reserve	Proposed dividend reserve	Retained earnings	Total
	' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2005	2,476	248	3,376	1	-	521	1,225	5,371
Movements for the period								
Issue of ordinary shares:								
- 5,585,000 ordinary shares pursuant to the ESOS[1]	6	-[2]	27	-	-	-	-	27
Currency translation differences	-	-	-	-	(7)	-	-	(7)
Net profit	-	-	-	-	-	-	837	837
Dividend for the financial year ended 31/12/2004								
- Fourth interim	-	-	-	-	-	(124)	-	(124)
- Final	-	-	-	-	-	(397)	-	(397)
First interim dividend for the financial year ending 31/12/2005	-	-	-	-	-	-	(186)	(186)
Balance as at 30/6/2005	2,482	248	3,403	1	(7)	-	1,876	5,521
Period ended 30/6/2004								
Balance as at 1/1/2004	2,458	246	3,294	1	-	492	518	4,551
Movements for the period								
Issue of ordinary shares:								
- 2,391,000 ordinary shares pursuant to the ESOS	2	-[3]	11	-	-	-	-	11
Net profit	-	-	-	-	-	-	788	788
Dividend for the financial year ended 31/12/2003								
- Interim	-	-	-	-	-	(246)	-	(246)
- Final	-	-	-	-	-	(246)	-	(246)
First interim dividend for the financial year ended 31/12/2004	-	-	-	-	-	-	(123)	(123)
Balance as at 30/6/2004	2,460	246	3,305	1	-	-	1,183	4,735

Note:

(1) Pursuant to the Employee Share Option Scheme ("ESOS")
(2) Denotes an amount of RM0.56 million
(3) Denotes an amount of RM0.24 million



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2005

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Note	CUMULATIVE QUARTER PERIOD ENDED 30/6/2005	PERIOD ENDED 30/6/2004
		RM' m	RM' m
CASH FLOWS FROM OPERATING ACTIVITIES			
Net profit		837	788
Adjustments for non-cash flow:			
Depreciation		424	391
Amortisation of intangible assets		69	67
Interest expense		15	37
Syndicated loan documentation fees		6	-
Interest income		(35)	(21)
Taxation		425	344
Other non-cash items		6	26
		910	844
Operating profit before changes in working capital		1,747	1,632
Changes in working capital		(382)	(183)
Cash generated from operations		1,365	1,449
Interest received		35	21
Taxation paid		(193)	(2)
Payments under staff incentive scheme		(26)	(24)
Payments under site rectification works		(1)	(6)
Net cash flow from operating activities		1,180	1,438
CASH FLOWS FROM INVESTING ACTIVITIES			
Net cash flow on acquisition of a subsidiary		7	-
Purchase of property, plant and equipment		(342)	(470)
Part payment of the 3G spectrum assignment licence fees		(8)	(8)
Net cash flow from investing activities		(343)	(478)
CASH FLOWS FROM FINANCING ACTIVITIES			
Drawdown of syndicated loans		380	-
Repayment of syndicated loans		(76)	(38)
Syndicated loan documentation fees paid		(6)	-
Proceeds from issuance of shares		27	11
Dividends paid		(309)	(246)
Interest paid		(15)	(37)
Net cash flow from financing activities		1	(310)



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2005

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Continued)

	CUMULATIVE QUARTER	
	PERIOD ENDED 30/6/2005	PERIOD ENDED 30/6/2004
	RM' m	RM' m
NET INCREASE IN CASH AND CASH EQUIVALENTS	**838**	650
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	**2,238**	1,067
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**3,076**	1,717



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2005

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. ACCOUNTING POLICIES

The quarterly condensed financial report of Maxis Communications Berhad and its subsidiaries ("the Group") has been prepared based on:

(i) The requirements of the Financial Reporting Standards ("FRS") 134 – Interim Financial Reporting; and
(ii) Paragraph 9.22 of the Bursa Malaysia Securities Listing Requirements ("Bursa Securities LR")

and should be read in conjunction with the Group's audited financial statements for the financial year ended 31 December 2004. The accounting polices adopted for the quarterly condensed financial report are consistent with those adopted for the audited financial statements for the financial year ended 31 December 2004.

2. QUALIFICATION OF PRECEDING AUDITED FINANCIAL STATEMENTS

There was no qualification to the preceding audited financial statements.

3. SEASONAL / CYCLICAL FACTORS

The operations of the Group were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. NATURE AND AMOUNT OF ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME OR CASH FLOWS THAT ARE UNUSUAL BECAUSE OF THEIR NATURE, SIZE OR INCIDENCE

There were no significant unusual items affecting assets, liabilities, equity, net income or cash flows during the quarter under review.

5. NATURE AND AMOUNT OF CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR INTERIM PERIODS OF THE CURRENT FINANCIAL YEAR OR CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR FINANCIAL YEARS, IF THOSE CHANGES HAVE A MATERIAL EFFECT IN THE CURRENT INTERIM PERIOD

There were no significant changes in estimates of amounts reported in the prior interim period or in the prior financial year.

6. ISSUANCES, CANCELLATIONS, REPURCHASES, RESALE AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE
	' 000	RM' m	' 000	RM' m
Issuance of new ordinary shares of RM0.10 each pursuant to employees exercising their options under the ESOS	2,626	12	5,585	27

7. DIVIDENDS PAID

During the quarter under review, the first interim dividend of 10.42 sen per ordinary share, less Malaysian income tax at 28%, amounting to RM186,137,000 in respect of the financial year ending 31 December 2005, was paid on 30 June 2005.



8. SEGMENT RESULTS AND REPORTING

The Group operates in three segments, comprising the provision of mobile services which is a major contributor to the Group's operations, fixed services and international gateway services. The Group also provides other services which are currently not significant enough to be reported separately. Following the acquisition of PT Natrindo Telepon Seluler ("NTS") in Indonesia on 29 April 2005, results for the Mobile services segment are further divided into geographic regions.

Inter-segment revenue comprise network services and management services rendered to other business segments within the Group. Some transactions are transacted at normal commercial terms that are no more favourable than that available to other third parties whilst the rest are allocated on an equitable basis of allocation.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/6/2005	QUARTER ENDED 30/6/2004	**PERIOD ENDED 30/6/2005**	PERIOD ENDED 30/6/2004
Revenues	**RM' m**	RM' m	**RM' m**	RM' m
Mobile services				
Malaysia - external revenue	**1,434**	1,299	**2,924**	2,570
Malaysia - inter-segment revenue	**22**	11	**43**	23
Indonesia - external revenue [1]	**3**	n/a	**3**	n/a
	1,459	1,310	**2,970**	2,593
Fixed services				
External revenue	**40**	44	**87**	86
Inter-segment revenue	**6**	7	**12**	15
	46	51	**99**	101
International gateway services				
External revenue	**46**	35	**94**	73
Inter-segment revenue	**43**	50	**88**	93
	89	85	**182**	166
Other operations				
External revenue	**-**	-	**-**	-
Inter-segment revenue	**21**	24	**38**	48
	21	24	**38**	48
Total reportable segments	**1,615**	1,470	**3,289**	2,908
Eliminations	**(92)**	(92)	**(181)**	(179)
Total Group Revenue	**1,523**	1,378	**3,108**	2,729

[1] Represents Indonesian operations acquired effective 29 April 2005.



8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/6/2005	QUARTER ENDED 30/6/2004	**PERIOD ENDED 30/6/2005**	PERIOD ENDED 30/6/2004
Segment Results	**RM' m**	RM' m	**RM' m**	RM' m
Mobile services				
- Malaysia	**590**	601	**1,245**	1,107
- Indonesia [1]	**(6)**	n/a	**(6)**	n/a
Fixed services	**(6)**	(4)	**(4)**	(10)
International gateway services	**7**	21	**19**	42
Other operations	**(1)**	(1)	**(8)**	(9)
Eliminations	**-**	-	**-**	(1)
Profit from operations	**584**	617	**1,246**	1,129

[1] Represents Indonesian operations acquired effective 29 April 2005.

9. CARRYING AMOUNT OF REVALUED ASSETS

(a) Property, plant and equipment

There were no revalued property, plant and equipment during the quarter and as at 30 June 2005.

(b) Investment properties

There were no investment properties during the quarter and as at 30 June 2005.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

There were no material events subsequent to the end of the financial period.

11. CHANGES IN THE COMPOSITION OF THE GROUP

1. On 29 April 2005, Maxis completed the subscription of new shares representing 51% of the enlarged share capital in PT Natrindo Telepon Seluler ("NTS") for a cash consideration of USD100 million (RM380 million). With that, NTS became a subsidiary of the Group.

2. On 7 June 2005, the Company transferred the entire issued and paid-up capital of a wholly-owned subsidiary of the Company in the Netherlands, Teleglobal Investments B.V., comprising 18,000 shares of Euro Dollar 1.00 each to Malaysian Mobile Services Sdn Bhd, a wholly-owned subsidiary of the Company for a cash consideration of EUR18,000 (equivalent to RM89,496).

Save as disclosed above, there have been no other changes in the composition of the Group in the current quarter.



PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

The amounts of contingent liabilities as at 17 August 2005 were as follows:

	Company RM' m
Guarantees given to a third party in respect of services provided to subsidiaries	2

	Group RM' m
Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and its subsidiaries:	19
Irrevocable bank guarantee given to the Malaysian Communications and Multimedia Commission	50

(b) Contingent assets

There were no contingent assets as at 17 August 2005.

13. CAPITAL COMMITMENTS

Capital commitments not provided for as at 30 June 2005 are as follows:

	Group RM' m
Approved by the Board of Directors:	
- contracted for	184
- not contracted for	889
	1,073



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2005

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

14. SIGNIFICANT RELATED PARTY DISCLOSURES

Related parties are those defined under FRS 124 - Related Party Disclosures.

Usaha Tegas Sdn. Bhd. together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over the Group.

The significant related party transactions and balances described below were carried out on commercial terms that are no more favourable than that available to other third parties.

	TRANSACTIONS FOR THE PERIOD ENDED 30/6/2005	BALANCES DUE FROM/(TO) AS AT 30/6/2005
	RM' m	RM' m
(a) Sales of goods and services		
Sales of telecommunication services to:		
- MEASAT Broadcast Network Systems Sdn. Bhd. (VSAT, telephony and international bandwidth services)	4	6
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn. Bhd. (rental and utility charges)	12	-
- MEASAT Satellite Systems Sdn. Bhd. (transponder lease rental)	11	-
- UTSB Management Sdn. Bhd. (secondment and consultancy services)	17	(12)
- SRG Asia Pacific Sdn. Bhd. (call handling and telemarketing services)	6	(2)



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE

(A) Performance of the current quarter against the preceding quarter (2nd Quarter 2005 versus 1st Quarter 2005)

Financial indicators	2nd Quarter 2005	1st Quarter 2005	Variance	% Variance
Financials – Group (RM'm)				
Revenue	**1,523**	1,585	**(62)**	(4%)
EBITDA	**842**	902	**(60)**	(7%)
EBITDA margin (%)	**55.3**	56.9	**(1.6)**	-
Profit before taxation ("PBT")	**599**	661	**(62)**	(9%)
Net profit	**398**	439	**(41)**	(9%)
Financials – Malaysian Operation (RM'm)				
Revenue	**1,520**	1,585	**(65)**	(4%)
EBITDA	**844**	902	**(58)**	(6%)
EBITDA margin (%)	**55.5**	56.9	**(1.4)**	-
Profit before taxation ("PBT")	**603**	661	**(58)**	(9%)
Net profit	**402**	439	**(37)**	(8%)
Operational indicators - Malaysia				
Net subscribers (' 000)				
- Postpaid	**1,331**	1,279	**52**	4%
- Prepaid	**5,305**	5,287	**18**	-
- Total	**6,636**	6,566	**70**	1%
ARPU (RM)				
- Postpaid	**138**	155	**(17)**	(11%)
- Prepaid	**54**	57	**(3)**	(5%)
Monthly MOUs (minutes)				
- Postpaid	**479**	440	**39**	9%
- Prepaid	**116**	122	**(6)**	(5%)
Data revenue (RM' m)	**238**	239	**(1)**	-
SMS messages (' m)	**2,352**	1,919	**433**	23%
Operational indicators – Indonesia [1]				
Net subscribers (' 000)				
- Postpaid	**4**	n/a	n/a	n/a
- Prepaid	**18**	n/a	n/a	n/a
- Total	**22**	n/a	n/a	n/a
ARPU (RM)				
- Postpaid	**54**	n/a	n/a	n/a
- Prepaid	**15**	n/a	n/a	n/a

[1] Represents Indonesian operations acquired effective 29 April 2005.



15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (2nd Quarter 2005 versus 1st Quarter 2005) (Continued)

In line with expectation, growth during the quarter suffered from the effects of a highly competitive market and intense price competition. Maxis responded by placing strong emphasis on enhancing its value proposition to retain and attract quality subscribers to its network by undertaking a focused and targeted marketing strategy. During the quarter, Maxis added 70,000 subscribers to its network, bringing the total base to 6,636,000 subscribers.

Revenue

The competitive pressures led to a revenue decrease of 4% or RM62 million to RM1,523 million. This reduction was due in part to the repositioning of some postpaid customers to alternative packages and in part due to tariff reduction combined with the one-time RM12 million impact of access fee refunds for subscribers migrating to alternate plans. As expected, postpaid usage and net additions improved, however it will take some time for the reduction in tariff to be mitigated by the enhanced value offering.

For the prepaid platform the quarter under review saw lower net additions and lower revenue due to retariffing. Postpaid and prepaid ARPU have reduced RM17 and RM3 to end the quarter at RM138 and RM54 respectively.

Data revenue of RM238 million, which accounted for 16.3% of mobile revenues (higher than 15.8% recorded last quarter), continue on an upward trend. Billable SMS messages continued to show strong growth of 23% to 2.4 billion from 1.9 billion. Revenue from advanced mobile data services (non P2P) increased by 14%, with active GPRS users increasing 29% to 726,000.

EBITDA and EBITDA margin

In line with aforementioned repositioning activities, EBITDA eased to RM842 million compared to RM902 million for the first quarter. EBITDA margin remained strong at 55.3%, as total operational costs held steady.

PBT and Net profit

PBT of RM599 million was RM62 million or 9% lower than the preceding quarter due to lower EBITDA.

Net profit dropped 9% or RM41 million to end the quarter at RM398 million.

Indonesian operations

The quarter under review saw for the first time the consolidation of financial results of NTS, a subsidiary of the Company operating in Indonesia. In this quarter, NTS registered revenue of RM3 million, EBITDA loss of RM2 million and net loss of RM5 million. These results are not material to the Group results.

The goodwill on consolidation totalled RM83 million and the amortisation charged to the income statement for the period was RM1 million.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE

(B) Performance of the current year-to-date against the preceding year-to-date (YTD 2005 versus YTD 2004)

Financial indicators	YTD 2005	YTD 2004	Variance	% Variance
Financials – Group (RM'm)				
Revenue	**3,108**	2,729	**379**	**14%**
EBITDA	**1,744**	1,586	**158**	**10%**
EBITDA margin (%)	**56.1**	58.1	**(2.0)**	-
Profit before taxation ("PBT")	**1,260**	1,132	**128**	**11%**
Net profit	**837**	788	**49**	**6%**
Financials – Malaysian Operation (RM'm)				
Revenue	**3,105**	2,729	**376**	**14%**
EBITDA	**1,746**	1,586	**160**	**10%**
EBITDA margin (%)	**56.2**	58.1	**(1.9)**	-
Profit before taxation ("PBT")	**1,264**	1,132	**132**	**12%**
Net profit	**841**	788	**53**	**7%**
Operational indicators - Malaysia				
Net subscribers (' 000)				
- Postpaid	**1,331**	1,244	**87**	7%
- Prepaid	**5,305**	3,878	**1,427**	**37%**
- Total	**6,636**	5,122	**1,514**	**30%**
ARPU (RM)				
- Postpaid	**147**	160	**(13)**	**(8%)**
- Prepaid	**56**	61	**(5)**	**(8%)**
Monthly MOUs (minutes)				
- Postpaid	**459**	440	**19**	**4%**
- Prepaid	**119**	141	**(22)**	**(16%)**
Data revenue (RM' m)	**477**	354	**123**	**35%**
SMS messages (' m)	**4,271**	2,043	**2,228**	**109%**
Operational indicators – Indonesia [1]				
Net subscribers (' 000)				
- Postpaid	**4**	n/a	n/a	n/a
- Prepaid	**18**	n/a	n/a	n/a
- Total	**22**	n/a	n/a	n/a
ARPU (RM)				
- Postpaid	**54**	n/a	n/a	n/a
- Prepaid	**15**	n/a	n/a	n/a

[1] Represents Indonesian operations acquired effective 29 April 2005.



15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (YTD 2005 versus YTD 2004) (Continued)

Revenue

Revenue grew by 14% to RM3,108 million compared to the corresponding period of the preceding year. This was achieved on the back of a 1.514 million or 30% increase in the subscriber base to 6.636 million, which was predominantly from prepaid subscribers.

Postpaid ARPU declined 8% or RM13 to RM147 on lower recurring fees as more subscribers qualify for rebates and loyalty programmes even as MOUs increased slightly by 4%. Prepaid ARPU decreased RM5 to RM56 due to tariff changes and lower MOUs due to the rapid increase in subscriber base. Mobile data revenue grew by 35% to RM477 million and accounted for a growing contribution at 16.1% of total mobile revenue as compared to 13.6% in the preceding year as innovative services such as Caller Ringtones and Music Portal, and a 109% surge in SMS volume continued to boost data proceeds.

EBITDA and EBITDA margin

The Group's EBITDA expanded by 10% to RM1,744 million driven by higher revenue coupled with cost efficiencies and scale. This result was achieved notwithstanding the additional costs incurred in the acquisition of NTS and the post-acquisition losses incurred by the subsidiary.

EBITDA margin of 56.1% was 2.0% points lower than the preceding year of 58.1% as the preceding year had benefited from the reversal of Universal Service Obligation provision amounting to RM106 million. Excluding this reversal and other one-off items, the underlying EBITDA margin of the preceding year was 54.0%.

PBT and Net profit

The Group recorded PBT of RM1,260 million, an increase of 11%, driven by the aforementioned EBITDA improvements. At net profit level, the group recorded a 6% increase to RM837 million.

PBT and Net profit

The Group recorded PBT of RM661 million, an increase of 32%, driven by the aforementioned EBITDA improvements combined with lower finance costs due to a stronger cash position. At PAT level, the group recorded a 35% increase to RM439 million.

16. PROSPECTS FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2005

We expect Group performance to benefit from the retariffing and the specific initiatives that have been implemented to continue to grow subscribers and revenue.

On this basis and barring any unforeseen circumstances, the Board of Directors expects performance of the Group for current financial year to be satisfactory.

The commercial launch of 3G and related services on 1 July 2005 is not expected to have a material impact on 2005 results, however, it sets the foundation for future new revenue streams.



MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

17. PROFIT FORECAST OR PROFIT GUARANTEE

Not applicable as the Group did not submit any profit forecast.

18. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/6/2005	QUARTER ENDED 30/6/2004	**PERIOD ENDED 30/6/2005**	PERIOD ENDED 30/6/2004
	RM' m	RM' m	**RM' m**	RM' m
Current tax	**123**	1	**215**	4
Deferred tax	**80**	168	**210**	340
	203	169	**425**	344

The Group's effective tax rate for the current quarter is 33.9%, which is above the statutory tax rate of 28.0% due mainly to non-deductibility of certain operating expenditure for tax purposes.

19. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

20. INVESTMENTS IN QUOTED SECURITIES

There were no investments in quoted securities during the quarter.

21. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Proposed RM500 million Commercial Paper/Medium Term Note Programme; and
(b) Proposed RM500 million Medium Term Note Programme
(collectively, the "Proposed Programmes")

On 9 November 2004, the Company had announced that the Company intends to undertake the above proposals. The funds raised from the Proposed Programmes would enable Maxis and its subsidiaries to utilise the same to refinance existing debt, to finance capital expenditure which include purchase of equipment, software, and financing of construction/installation cost for the network and for other general funding requirements and general corporate purposes. The Securities Commission has approved the Proposed Programmes based on the terms and conditions contained therein on 2 December 2004.

Further announcement will be made when the subscription agreement is executed.

Save as disclosed above, there are no other disclosures that are required to be made as at 17 August 2005.



22. BORROWINGS

The borrowings as at 30 June 2005 are as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
	RM' m	RM' m	RM' m
Syndicated loan [1]	228	684	912

Note

[1] Refer to Note 23 (ii) of the explanatory notes below for further information.

23. FINANCIAL INSTRUMENTS

Under the Group's policy, Maxis' practice is to hedge all known foreign currency commitments as and when they arise.

(i) Forward foreign exchange contracts

There were no outstanding forward exchange contracts as at 17 August 2005.

(ii) Currency hedge

The Company has entered into an arrangement to fully hedge the USD160 million (RM608 million) syndicated loan which fixes the exchange rate of US Dollar to Ringgit Malaysia at RM3.80 to USD1.00.

(iii) Credit Risk

The above instruments were executed with creditworthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote, on the basis of their financial strength.

24. CHANGES IN MATERIAL LITIGATION

There has been no material change in the status of the reported litigations as at 17 August 2005 that would have a material adverse impact to the Group.



25. DIVIDENDS

The Board of Directors have declared a second gross interim dividend of 10.42 sen per ordinary share less Malaysian income tax at 28% (2004: 6.94 sen) in respect of the financial year ending 31 December 2005 and will be paid on 30 September 2005. The entitlement date for the dividend payment is 16 September 2005.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(i) shares transferred to the Depositor's securities account before 4.00 pm on 16 September 2005 in respect of transfers; and

(ii) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

The total dividend for the current financial year ending 31 December 2005 is 20.84 sen per ordinary share less Malaysian income tax at 28%.

26. EARNINGS PER SHARE

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 30/6/2005	QUARTER ENDED 30/6/2004	**PERIOD ENDED 30/6/2005**	PERIOD ENDED 30/6/2004
(1) Basic earnings per share					
Net profit	(RM' m)	**398**	462	**837**	788
Weighted average number of ordinary shares in issue	(' m)	**2,480**	2,460	**2,479**	2,459
Basic earnings per share:	(sen)	**16.1**	18.8	**33.8**	32.0
(2) Diluted earnings per share					
Net profit	(RM' m)	**398**	462	**837**	788
Weighted average number of ordinary shares in issue	(' m)	**2,480**	2,460	**2,479**	2,459
Adjusted for share options granted	(' m)	**26**	28	**25**	27
Adjusted weighted average number of ordinary shares in issue	(' m)	**2,506**	2,488	**2,504**	2,486
Diluted earnings per share:	(sen)	**15.9**	18.6	**33.4**	31.7

As at 30 June 2005, 76,106,578 share options have been granted and remained unexercised pursuant to the ESOS.



By order of the Board

Dipak Kaur
(LS 5204)
Company Secretary
24 August 2005
Kuala Lumpur

APPENDIX D

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-050824-31731**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	24/08/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 1,500,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**18/08/2005**	**1,458,200**	**10.134**
Acquired	**19/08/2005**	**41,800**	**10.100**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,500,000**
Indirect/deemed interest (%)	:	**0.06**
Total no of securities after change	:	**166,196,300**
Date of notice	:	**23/08/2005**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 24 August 2005.

With reference to the "Details of Changes" as stated above:-

1. The acquisition as stated in row 1 is in relation to the shares registered under Hong Kong Bank Malaysia - 1,458,200 ordinary shares of RM0.10 each in Maxis; and

2. The acquisition as stated in row 2 is in relation to the shares registered under Hong Kong Bank Malaysia - 41,800 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,667,900 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26

Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 82,884,600 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 1,988,000 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 609,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 49,295,400 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,594,800 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,155,800 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-050827-36647**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 29/08/2005

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street, 55th Floor, Los Angeles, CA 90071 USA.**
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Nominees Limited
Woolgate House,
Coleman Street,
London EC2P 2HD,
UK
(in respect of 163,500 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 140,100 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**23/08/2005**	**163,500**	**10.000**
Acquired	**24/08/2005**	**140,100**	**10.100**

Circumstances by reason of which change has occurred : **Deemed interest**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **303,600**
Indirect/deemed interest (%) : **0.012**
Total no of securities after change : **166,499,900**
Date of notice : **26/08/2005**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 27 August 2005.

With reference to the "Details of Changes" as stated above:-

1) The acquisition as stated in row 1 is in relation to the shares registered under Chase Nominees Limited - 163,500 ordinary shares of RM0.10 each in Maxis;

2) The acquisition as stated in row 2 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 140,100 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited

Exemption File No.
082-34780

Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,831,400 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 83,024,700 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 1,988,000 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 609,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
[illegible]curities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 49,295,400 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,594,800 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,155,800 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-050903-34938**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	05/09/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071 USA.**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 5,631,900 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 238,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
No 2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 205,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 285,700 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**30/08/2005**	**1,546,300**	**9.507**
Disposed	**30/08/2005**	**87,200**	**9.450**
Disposed	**30/08/2005**	**46,700**	**9.507**
Disposed	**30/08/2005**	**63,200**	**9.507**
Disposed	**30/08/2005**	**88,100**	**9.507**
Disposed	**01/09/2005**	**4,085,600**	**9.303**
Disposed	**01/09/2005**	**104,900**	**9.303**
Disposed	**01/09/2005**	**141,900**	**9.303**
Disposed	**01/09/2005**	**197,600**	**9.303**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**6,361,500**
Indirect/deemed interest (%)	:	**0.25**
Total no of securities after change	:	**160,138,400**
Date of notice	:	**02/09/2005**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 3 September 2005.

With reference to the "Details of Changes" as stated above:-

1) The disposal as stated in row 1 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,546,300 ordinary shares of RM0.10 each in Maxis;

2) The disposals as stated in rows 2 and 3 are in relation to the shares registered under HSBC Malaysia Berhad - 133,900 ordinary shares of RM0.10 each in Maxis.

3) The disposal as stated in row 4 is in relation to the shares registered under Hong Kong Bank Malaysia - 63,200 ordinary shares of RM0.10 each in Maxis.

4) The disposal as stated in row 5 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd- 88,100 ordinary shares of RM0.10 each in Maxis.

5) The disposal as stated in row 6 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd- 4,085,600 ordinary shares of RM0.10 each in Maxis.

6) The disposal as stated in row 7 is in relation to the shares registered under HSBC Malaysia Berhad- 104,900 ordinary shares of RM0.10 each in Maxis.

7) The disposal as stated in row 8 is in relation to the shares registered under Hong Kong Bank Malaysia- 141,900 ordinary shares of RM0.10 each in Maxis.

8) The disposal as stated in row 9 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd- 197,600 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,831,400 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 77,392,800 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 1,988,000 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 609,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 49,090,300 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,356,000 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 10,870,100 ordinary

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-050908-34520**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 08/09/2005

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street**
55th Floor
Los Angeles
CA 90071
USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 3,418,400 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 346,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
No 2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 531,300 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 348,000 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 209,000 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 988,300 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**02/09/2005**	**3,999,100**	**9.394**
Disposed	**05/09/2005**	**1,842,700**	**9.566**

Circumstances by reason of which change has occurred : **Deemed interest**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :

Indirect/deemed interest (units) : **5,841,800**
Indirect/deemed interest (%) : **0.23**
Total no of securities after change : **154,296,600**
Date of notice : **07/09/2005**
Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 07 September 2005.

With reference to the "Details of Changes" as stated above:-

1. The disposal as stated in row 1 is in relation to the shares registered under the following :-
a. Chase Manhattan (Malaysia) Nominees Sdn Bhd - 3,418,400 ordinary shares of RM0.10 each in Maxis;
b. HSBC Malaysia Berhad - 87,800 ordinary shares of RM0.10 each in Maxis;
c. Hong Kong Bank Malaysia - 118,700 ordinary shares of RM0.10 each in Maxis;
d. Northern Trust - 209,000 ordinary shares of RM0.10 each in Maxis; and
e. Standard Chartered Bank Malaysia Bhd - 165,200 ordinary shares of RM0.10 each in Maxis;

2. The disposal as stated in row 2 is in relation to the shares registered under the following :-
a. HSBC Malaysia Berhad - 259,000 ordinary shares of RM0.10 each in Maxis;
b. Hong Kong Bank Malaysia - 412,600 ordinary shares of RM0.10 each in Maxis;
c. JP Morgan Chase Bank - 348,000 ordinary shares of RM0.10 each in Maxis; and
d. Standard Chartered Bank Malaysia Bhd - 823,100 ordinary shares of RM0.10 each in Maxis;

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,831,400 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 73,974,400 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 1,640,000 ordinary shares of RM0.10 each in Maxis)

Northern Trust
NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 400,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 48,559,000 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,009,200 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur

Malaysia
(in** **respect of 9,881,800 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-050913-61844**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 13/09/2005

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street**
55th Floor,
Los Angeles,
CA 90071,
U.S.A.
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 11,589,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 1,426,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**07/09/2005**	**5,294,100**	**9.555**
Disposed	**07/09/2005**	**750,000**	**9.660**
Disposed	**08/09/2005**	**6,221,000**	**9.550**
Disposed	**09/09/2005**	**750,000**	**9.550**

Circumstances by reason of which change has occurred : **Deemed interest**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **13,015,100**
Indirect/deemed interest (%) : **0.52**
Total no of securities after change : **141,281,500**
Date of notice : **12/09/2005**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 13 September 2005.

With reference to the "Details of Changes" as stated above:-

1. The disposal as stated in row 1 is in relation to the shares registered under the following :-
a. Chase Manhattan (Malaysia) Nominees Sdn Bhd - 4,604,000 ordinary shares of RM0.10 each in Maxis;
b. Standard Chartered Bank Malaysia Bhd - 690,100 ordinary shares of RM0.10 each in Maxis;

2. The disposal as stated in row 2 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 750,000 ordinary shares of RM0.10 each in Maxis.

3. The disposal as stated in row 3 is in relation to the shares registered under the following :-

a. Chase Manhattan (Malaysia) Nominees Sdn Bhd - 5,485,100 ordinary shares of RM0.10 each in Maxis;
b. Standard Chartered Bank Malaysia Bhd - 735,900 ordinary shares of RM0.10 each in Maxis;

4. The disposal as stated in row 4 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 750,000 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,831,400 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 62,385,300 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 1,640,000 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 400,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 48,559,000 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,009,200 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 8,455,800 ordinary shares of RM0.10 each in Maxis)

APPENDIX E

Exemption File No.
082-34780

Entitlements (Notice of Book Closure)
Reference No **MC-050824-60146**

Company Name	: MAXIS COMMUNICATIONS BERHAD
Stock Name	: MAXIS
Date Announced	: 24/08/2005

EX-date	:**14/09/2005**
Entitlement date	:**16/09/2005**
Entitlement time	:**05:00:00 PM**
Entitlement subject	:**Second interim dividend**

Entitlement description:
Second Interim Dividend of 10.42 sen per ordinary share less 28% Malaysian Income Tax

Period of interest payment	: to
Financial Year End	:**31/12/2005**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements	: to

Registrar's name ,address, telephone no:
Symphony Share Registrars Sdn. Bhd.
Level 26, Menara Multi-Purpose
Capital Square
No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Tel No. 603-2721 2222

Payment date	:**30/09/2005**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**16/09/2005**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)	:
Entitlement indicator	:**RM**
Entitlement in RM (RM)	:**0.1042**

Remarks

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 32852 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **26/08/2005**

Subject : MAXIS - NOTICE OF BOOK CLOSURE

Contents :

Second interim dividend of 10.42 sen per ordinary share less 28% Malaysian income tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [14 September 2005]

2) The last date of lodgement : [16 September 2005]

3) Date Payable : [30 September 2005]

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V



RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **11** day of **August, 2005**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**504,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **176,000** shares	-	RM4.36	-
[c]	Amount paid on **20,000** shares	-	RM4.80	-
[c]	Amount paid on **205,000** shares	-	RM5.13	-
[c]	Amount paid on **3,000** shares	-	RM6.47	-
[c]	Amount paid on **6,000** shares	-	RM7.05	-
[c]	Amount paid on **93,000** shares	-	RM7.99	-
[c]	Amount paid on **1,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **176,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **20,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **205,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **93,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 19 day of **August, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **<u>on 27 June 2002</u>**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,492,842,000** shares of RM0.10 each and the paid-up capital is **RM249,284,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **45,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **293,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **69,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	97,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	504,000

Dated this 19 day of **August, 2005**

DATO' JAMALUDIN IBRAHIM

Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 15 day of **August 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**266,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **103,000** shares	-	RM4.36	-
[c] Amount paid on **2,000** shares	-	RM4.80	-
[c] Amount paid on **117,000** shares	-	RM5.13	-
[c] Amount paid on **44,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **103,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **117,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **44,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22 day of **August, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,493,108,000** shares of RM0.10 each and the paid-up capital is **RM249,310,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**58,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**99,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**45,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	64,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	266,000

Dated this 22 day of **August 2005**

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 18 day of **August, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**334,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **135,000** shares	-	RM4.36	-
[c] Amount paid on **131,000** shares	-	RM5.13	-
[c] Amount paid on **4,000** shares	-	RM7.05	-
[c] Amount paid on **62,000** shares	-	RM7.99	-
[c] Amount paid on **2,000** shares	-	RM8.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **135,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **131,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **4,000** shares	-	RM6.95	-
[e] Amount of premium paid or payable on **62,000** shares	-	RM7.89	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM8.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 26 day of **August, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,493,442,000** shares of RM0.10 each and the paid-up capital is **RM249,344,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**55,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**139,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**24,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 116,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 334,000

Dated this 26 day of **August, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **19** day of **August 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**395,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **108,000** shares	-	RM4.36	-
[c] Amount paid on **118,000** shares	-	RM5.13	-
[c] Amount paid on **2,000** shares	-	RM7.05	-
[c] Amount paid on **167,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **108,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **118,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM6.95	-
[e] Amount of premium paid or payable on **167,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 26 day of August , 2005

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,493,837,000** shares of RM0.10 each and the paid-up capital is **RM249,383,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**32,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**131,000**
(c)	the number of shares allotted to non-citizens	**69,000**
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**83,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 80,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 395,000

Dated this 26 day of August **2005**

DATO' JAMALUDIN IBRAHIM

Director

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **25th** day of **August, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**376,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **128,000** shares	-	RM4.36	-
[c] Amount paid on **5,000** shares	-	RM4.80	-
[c] Amount paid on **87,000** shares	-	RM5.13	-
[c] Amount paid on **100,000** shares	-	RM5.34	-
[c] Amount paid on **56,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **128,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **5,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **87,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **100,000** shares	-	RM5.24	-
[e] Amount of premium paid or payable on **56,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No.
082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 2nd day of September, 2005

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,494,213,000** shares of RM0.10 each and the paid-up capital is **RM249,421,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **21,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **140,000**

(c) the number of shares allotted to non-citizens **100,000**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **2,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	113,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	376,000

Dated this 2nd day of September , 2005

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 29 day of **August 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**201,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **58,000** shares	-	RM4.36	-
[c] Amount paid on **92,000** shares	-	RM5.13	-
[c] Amount paid on **1,000** shares	-	RM7.05	-
[c] Amount paid on **50,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **58,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **92,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **1,000** shares	-	RM6.95	-
[e] Amount of premium paid or payable on **50,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 09 day of **September, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,494,414,000** shares of RM0.10 each and the paid-up capital is **RM249,441,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**18,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**127,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**16,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	40,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	201,000

Dated this 09 day of **September 2005**

DATO' JAMALUDIN IBRAHIM

Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34789

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 02 day of **September, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**442,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **133,000** shares	-	RM4.36	-
[c] Amount paid on **226,000** shares	-	RM5.13	-
[c] Amount paid on **10,000** shares	-	RM7.05	-
[c] Amount paid on **72,000** shares	-	RM7.99	-
[c] Amount paid on **1,000** shares	-	RM8.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **133,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **226,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **10,000** shares	-	RM6.95	-
[e] Amount of premium paid or payable on **72,000** shares	-	RM7.89	-
[e] Amount of premium paid or payable on **1,000** shares	-	RM8.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 09 day of **September, 2005**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,494,856,000** shares of RM0.10 each and the paid-up capital is **RM249,485,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**19,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**273,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**45,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	105,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	442,000

Dated this 09 day of **September, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 05 day of **September, 2005**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**126,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **39,000** shares	-	RM4.36	-
[c]	Amount paid on **58,000** shares	-	RM5.13	-
[c]	Amount paid on **29,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **39,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **58,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **29,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 09 day of **September, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,494,982,000** shares of RM0.10 each and the paid-up capital is **RM249,498,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**7,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**100,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**11,000**

Company No.	
158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — [illegible]8,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 126,000

Dated this 09 day of **September, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000